Regulatory Announcement

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RECEIVED
2006 JAN -9 P 2:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

82-3277

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	17:08 19-Dec-05
Number	9147V

RNS Number:9147V
Tesco PLC
19 December 2005

SUPPL

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan") ANNOUNCEMENTS

DIRECTORS SHAREHOLDING

1. Tesco PLC has today been notified that on Friday 16th December 2005, the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 326.5p on behalf of the Directors below:

R W Brasher	34
P A Clarke	34
A Higginson	34
T P Leahy	34
T J R Mason	34
D T Potts	34

2. The Trustees transferred 111,926 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 11,336,524 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608


06010123

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR S/hldg -Replace
Released	09:47 21-Dec-05
Number	0092W

RNS Number:0092W
Tesco PLC
21 December 2005

SCRIP DIVIDEND SHARES

Tesco PLC

DIRECTORS' SHAREHOLDINGS

Amendment to the announcement originally released at 16:14 on 20 December 2005 (RNS Number 9849V)

The entitlements of T P Leahy and T J R Mason have been amended.

Tesco PLC has today been notified that on Friday 9th December 2005, the Directors below became entitled to Ordinary shares of 5p each in the Company, at a price of 311.05p per share, under the Scrip Dividend Scheme:

Director	No of Shares
R W P Brasher	2,004
P A Clarke	12,383
A T Higginson	13,768
T P Leahy	30,037
(including 223 Scrip dividend shares paid on holdings of connected persons)	
T J R Mason	14,239
(including 600 Scrip dividend shares paid on holdings of connected persons)	
R F Chase	417
D T Potts	14,754
H Einsmann	771

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:45 21-Dec-05
Number	0598W

RNS Number:0598W
Tesco PLC
21 December 2005

Tesco PLC

ESOP - ORDINARY SHARE PURCHASE

Tesco PLC was notified on 21 December that Hill Samuel Offshore Trustees Limited purchased Ordinary Shares of 5p each in the Company as shown below:

Date	No of Shares	Price (Pence)
20 December 2005	1,200,000	327.40p

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in questions are: P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher.

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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